Powell Goldstein LLP
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September 19, 2008

Via EDGAR and Overnight Delivery

For Commission Use Only

Jay E. Ingram
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 First Street, N.E.
Washington, D.C.  20249

Re:	Health Discovery Corporation
Registration Statement on Form S-1
Filed September 2, 2008
File No. 333-150878

Dear Mr. Ingram:

Thank you for your comment letter, dated September 17, 2008, issued by the staff of the Division of Corporation Finance with respect to the Registration Statement on Form S-1 referenced above with respect to Health Discovery Corporation (the “Company”).  On behalf of the Company, our client, we have prepared this reply to the comment letter.

For your convenience, we have copied the comments into this letter and included the response below.

Comment:

Exhibits

1.
We note your response to comment 2 of our letter dated September 12, 2008 regarding the License and Development Agreement with DCL Medical Laboratories, LLC.  Because Michael Hanbury is a director of the company and President and Chief Executive Officer of DCL Medical Laboratories, it appears that this agreement may need to be filed under Item 601(b)(10)(ii)(A) of Regulation S-K.  Please provide us with your views in this regard or otherwise file the agreement as a material contract.

Response:

The Company will file the License and Development Agreement with DCL Medical Laboratories, LLC as an exhibit to the Registration Statement on Form S-1.

Jay E. Ingram
United States Securities and Exchange Commission
September 19, 2008

We trust this response has addressed your concerns.  Please do not hesitate to let us know any additional questions or comments that the staff may have.  Thank you.

Very truly yours,

/s/ Todd Wade
Todd Wade
For Powell Goldstein LLP

cc:	Dr. Stephen D. Barnhill